JPMORGAN CHINA REGION FUND, INC.

ONE BEACON STREET, 18TH FLOOR

BOSTON, MA 02108

February 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan China Region Fund, Inc. (the “Fund”)

File Nos. 811-06686 and 33-48232

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing is an endorsement to the Fund’s Investment Company Blanket Bond No. 106593313 for the September 30, 2016 through September 30, 2017 policy period (the “Bond”). The Bond was filed with the Securities and Exchange Commission on October 13, 2016 (Accession No: 0001174947-16-003231). The Secretary’s Certificate certifying the resolutions adopted by the Fund’s Board of Directors approving the amount, type, form and coverage of the Bond is incorporated herein by reference to that filing. The purpose of the endorsement is to amend the definition of employee to include certain individuals who are employees of JPMorgan Asset Management who perform services for the Fund.

JPMorgan China Region Fund, Inc.

/s/ Lucy Dina

Lucy Dina

Secretary

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ENDORSEMENT AMENDING DEFINITION OF EMPLOYEE TO INCLUDE CERTAIN INDIVIDUALS WHO
ARE EMPLOYEES OF JPMORGAN ASSET MANAGEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section IV. DEFINITIONS, R.:

Employee also means the company secretary and treasurer, any other natural person provided by JP Morgan Asset Management while performing services directly for the Insured and while under the Insured’s direction and control.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106593313

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